Item 1

POINTER (EDEN TELECOM GROUP) LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2003

IN NIS

■	Kost Forer Gabbay & Kasierer
	3 Aminadav St. Tel-Aviv 67067, Israel	■	Phone: 972-3-6232525 Fax: 972-3-5622555

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

POINTER (EDEN TELECOM GROUP) LTD.

        We have audited the accompanying balance sheets of Pointer (Eden Telecom Group) Ltd. (“the Company”) as of December 31, 2002 and 2003 and the related statements of operations, changes in shareholders’ deficiency and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2003, and the results of its operations and cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”).

        As discussed in Note 1, the Company has adopted U.S. GAAP for preparation of its financial statements. Previously, the Company’s primary financial statements were prepared in accordance with accounting principles generally accepted in Israel. Prior years’ financial statements have been restated and are presented in accordance with U.S. GAAP.

        The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1b to the financial statements, the Company has suffered recurring operating losses and has a working capital deficiency. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1b. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Tel-Aviv, Israel February 8, 2004	KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global

POINTER (EDEN TELECOM GROUP) LTD.
BALANCE SHEETS

			Convenience translation (Note 2c)
	December 31,		December 31,
	2002	2003	2003
	NIS		U.S. $
	(In thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	3	1	*) -
Trade receivables (net of allowance for doubtful accounts of
NIS 984 thousand and NIS 1,000 thousand at December 31,
2002 and 2003, respectively)	10,569	9,793	2,236
Other accounts receivable and prepaid expenses (Note 3)	1,381	1,132	259
Inventories	4,466	5,433	1,241

Total current assets	16,419	16,359	3,736

LONG-TERM INVESTMENTS:
Long-term accounts receivable (Note 5)	907	1,441	329
Severance pay fund	701	914	209

	1,608	2,355	538

PROPERTY AND EQUIPMENT, NET (Note 4)	6,223	5,005	1,143

Total assets	24,250	23,719	5,417

*)	Represents an amount lower than $ 1.

The accompanying notes are an integral part of the financial statements.

POINTER (EDEN TELECOM GROUP) LTD.
BALANCE SHEETS

			Convenience translation (Note 2c)
	December 31,		December 31,
	2002	2003	2003
	NIS		U.S. $
	(In thousands, except share data)
LIABILITIES AND SHAREHOLDERS' DEFICIENCY
CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term
loans (Note 6)	29,003	27,722	6,331
Trade payables	3,576	5,252	1,199
Other accounts payable and accrued expenses (Note 7)	3,533	3,382	773
Related party - current account (Note 13)	2,064	2,510	573

Total current liabilities	38,176	38,866	8,876

LONG-TERM LIABILITIES:
Loans from banks (Note 8)	4,947	5,910	1,350
Loans from shareholders (Note 9)	22,675	23,748	5,423
Accrued severance pay (Note 2n)	1,603	1,976	451

	29,225	31,634	7,224

COMMITMENTS AND CONTINGENT LIABILITIES (Note 10)
SHAREHOLDERS' DEFICIENCY (Note 11):
Share capital -
Ordinary shares of NIS 1 par value:
Authorized - 100,000 shares at December 31, 2002 and 2003;
Issued and outstanding - 22,182 shares at December 31,
2002 and 2003	22	22	5
Additional paid-in capital	37,868	37,868	8,648
Perpetual capital notes	17,989	17,989	4,108
Accumulated deficit	(99,030)	(102,660)	(23,444)

Total shareholders' deficiency	(43,151)	(46,781)	(10,683)

	24,250	23,719	5,417

The accompanying notes are an integral part of the financial statements.

POINTER (EDEN TELECOM GROUP) LTD.
STATEMENTS OF OPERATIONS

				Convenience translation (Note 2c)
	Year ended December 31,			Year ended December 31,
	2001	2002	2003	2003
	NIS			U.S. $
	(In thousands, except share and per share data)
Revenues (Note 14a)	32,379	38,663	44,258	10,107
Cost of revenues	30,568	27,058	28,939	6,609

Gross profit	1,811	11,605	15,319	3,498

Operating expenses:
Selling and marketing	8,521	6,945	7,724	1,764
General and administrative	11,453	5,645	6,793	1,551
Write-off of goodwill (Note 2g)	5,495	-	-	-

Total operating expenses	25,469	12,590	14,517	3,315

Operating profit (loss)	(23,658)	(985)	802	183
Financial expenses, net (Note 14b)	(4,658)	(6,693)	(4,438)	(1,013)
Other income (expenses), net	(44)	-	6	1

Net loss	(28,360)	(7,678)	(3,630)	(829)

Basic and diluted net loss per share	(1,278)	(346)	(164)	(37)

Weighted average number of shares used in
computing basic and diluted net loss per share	22,182	22,182	22,182	22,182

The accompanying notes are an integral part of the financial statements.

POINTER (EDEN TELECOM GROUP) LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIENCY

	Share capital	Additional paid-in capital	Perpetual capital notes	Accumulated deficit	Total shareholders' deficiency
	NIS in thousands

Balance as of January 1, 2001	22	37,868	-	(62,992)	(25,102)
Net loss	-	-	-	(28,360)	(28,360)

Balance as of December 31, 2001	22	37,868	-	(91,352)	(53,462)
Conversion of shareholders' loans to perpetual
capital notes	-	-	17,989	-	-
Net loss	-	-	-	(7,678)	(7,678)

Balance as of December 31, 2002	22	37,868	17,989	(99,030)	(43,151)
Net loss	-	-	-	(3,630)	(3,630)

Balance as of December 31, 2003	22	37,868	17,989	(102,660)	(46,781)

	Convenience translation into U.S. dollars (Note 2c)
	In thousands

Balance as of January 1, 2003	5	8,648	4,108	(22,615)	(9,854)
Net loss	-	-	-	(829)	(829)

Balance as of December 31, 2003	5	8,648	4,108	(23,444)	(10,683)

The accompanying notes are an integral part of the financial statements.

POINTER (EDEN TELECOM GROUP) LTD.
STATEMENTS OF CASH FLOWS

				Convenience translation (Note 2c)
	Year ended December 31,			Year ended December 31,
	2001	2002	2003	2003
	NIS			U.S. $
	(In thousands)
Cash flows from operating activities:
Net loss	(28,360)	(7,678)	(3,630)	(829)
Adjustments required to reconcile net loss to net cash
provided by (used in) operating activities:
Depreciation and impairment of property and equipment	5,007	3,733	1,718	392
Write-off of goodwill **)	5,495	-	-	-
Loss (gain) on sale of property and equipment	44	-	(6)	(1)
Accrued severance pay, net	(251)	(203)	160	37
Decrease (increase) in trade receivables	(487)	60	776	177
Decrease in accounts receivable and prepaid expenses	577	541	249	57
Decrease (increase) in other long-term accounts receivable	(1,189)	959	166	38
Decrease (increase) in inventories and write-off of
inventories (see Note 2e)	1,258	23	(967)	(221)
Increase (decrease) in trade payables	(3,344)	1,462	1,676	383
Other accounts payable and accrued expenses	(2,032)	1,033	295	67
Erosion of long-term loans	1,506	3,176	1,131	258

Net cash provided by (used in) operating activities	(21,776)	3,106	1,568	358

Cash flows from investing activities:
Advance payment to a related party	-	-	(700)	(160)
Purchase of property and equipment	(1,549)	(271)	(516)	(118)
Other accounts receivable	(19)	12	-	-
Proceeds from sale of property and equipment	158	-	22	5

Net cash used in investing activities	(1,410)	(259)	(1,194)	(273)

Cash flows from financing activities
Short-term bank credit, net	8,667	(6,960)	(175)	(40)
Receipt of long-term loans from bank	5,179	3,306	7,389	1,687
Receipt of loans and capital notes from shareholders	10,150	-	-	-
Repayment of long-term loans from bank	-	-	(7,590)	(1,733)

Net cash provided by (used in) financing activities	23,996	(3,654)	(376)	(86)

Increase (decrease) in cash and cash equivalents	810	(807)	(2)	(1)
Cash and cash equivalents at the beginning of the year	-	810	3	1

Cash and cash equivalents at the end of the year	810	3	1	*) -

*)	Represents an amount lower than $ 1.
**)	See also Note 2p.

The accompanying notes are an integral part of the financial statements.

POINTER (EDEN TELECOM GROUP) LTD.
STATEMENTS OF CASH FLOWS

				Convenience translation (Note 2c)
	Year ended December 31,			Year ended December 31,
	2001	2002	2003	2003
	NIS			U.S. $
	(In thousands)
(a) Non-cash investing and financing activities:
Conversion of shareholders' loans into
perpetual capital notes	-	17,989	-	-

Transfer of unused sites to shareholder	-	(418)	-	-

The accompanying notes are an integral part of the financial statements.

POINTER (EDEN TELECOM GROUP) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 1: - GENERAL

a.	Pointer (Eden Telecom Group) Ltd. (“the Company”) was incorporated in Israel in 1993. The Company is engaged in providing motor vehicle locating services through a communications network spread throughout Israel. Through the aforesaid communications network, the Company commenced providing additional services that include: people locating services, motor vehicle fleet management, command and controls services, telemetrics, bi-directional command and wireless data transfer. The motor vehicle locating services are provided through a special license (that is renewed periodically) to provide communications services in the State of Israel, granted to the Company by the Ministry of Communications.

b.	As of December 31, 2003, the Company has a shareholders’ deficiency in the amount of approximately NIS 46.8 million, and a working capital deficiency in the amount of approximately NIS 22.5 million. In addition, the Company has continuing losses from operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. In November 2001, the Company’s Board of Directors ratified a comprehensive cost cutting plan for the Company, the principal elements of which are: a significant reduction in the Company’s entire costs, intensified efforts for collections from customers and increasing the number of customers. In the assessment of the Company’s Board of Directors and management, the sustained implementation of the aforesaid cost cutting plan and the continued support of its shareholders will enable the Company to continue its business activities in the foreseeable future.

c.	The Company has adopted accounting principles generally accepted in the United States (“U.S. GAAP”) in the preparation of these financial statements. Previously, the Company’s financial statements were prepared in accordance with accounting principles generally accepted in Israel.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”).

a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.	Financial statements in NIS:

The majority of the Company’s revenues is generated in new Israeli shekels (“NIS”). In addition, a substantial portion of the Company’s costs is incurred in NIS. The Company’s management believes that the NIS is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the NIS.

POINTER (EDEN TELECOM GROUP) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Convenience translation into U.S. dollars:

The adjusted financial statements as of December 31, 2003, have been translated into U.S. dollars using the representative exchange rate of the U.S. dollar as of December 31, 2003 (U.S. $ 1 = NIS 4.379). The translation was made solely for the convenience of the reader.

The U.S. dollar amounts presented in these financial statements should not be construed to represent amounts receivable, payable or convertible into dollars, unless otherwise indicated in these statements.

d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less at the date required.

e.	Inventories:

Inventories are stated at the lower of cost or market value. Cost is determined using the “moving average” method. Inventory consists only of finished products purchased from vendors. Inventory write-offs are provided to cover risks arising from slow-moving items, technological obsolesce, excess inventories, and for market prices lower than cost. In 2001, 2002 and 2003, the Company wrote-off inventories in the amount of approximately NIS 1,468 thousand, NIS 447 thousand and NIS 396 thousand, respectively. The write-offs are included in cost of revenues.

f.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Wireless communications sites ("sites")	10 - 15 (mainly 10)
Office furniture and equipment	6 - 15 (mainly 10)
Computers and software	15 - 33 (mainly 33)
Leasehold improvements	Over the term of the lease

As for the change in depreciation rate of sites, see Note 4.

POINTER (EDEN TELECOM GROUP) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company’s property and equipment are reviewed for impairment in accordance with Statement of Financial Accounting Standard No.144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No.144”) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company wrote off property and equipment in the amount of NIS 181 thousand and NIS 243 thousand during the years 2002 and 2003, respectively.

g.	Provision for warranty:

The Company generally grants a one-year to three-year warranty for its products. The Company estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time which product revenue is recognized. The Company receives a back-to-back product warranty from its main supplier. Factors that affect the Company warranty liability include the number of installed units, historical and anticipated rates of warranty claims and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

Changes in the Company’s product liability during the period are as follows:

NIS in thousands

Balance, beginning of the year	270
Estimated cost of warranties issued during the year	142
Settlements made during the year	98
Expiration of warranties during the year	(140)

Balance, end of year	370

h.	Revenue recognition:

The Company generates revenues from sales of systems and from subscriber fees in respect of vehicle locating services.

The Company generates revenues from sales of systems to end-users and to resellers who are also considered as end-users.

Revenues from systems sales are recognized upon delivery, when persuasive evidence of an agreement exists, the fee is fixed or determinable and collectibility is probable.

POINTER (EDEN TELECOM GROUP) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Subscriber fees are recognized over the term of the agreement.

Revenues generated from technical support services are recognized when such services are rendered.

Revenues from installation and de-installation (of end-units) fees are recognized when such services are rendered.

The Company follows the provisions of SFAS No. 48, “Revenue Recognition when Right of Return Exists”. The company generally does not grant a right of return to its customers. Based on the Company’s experience, no provision for customer returns was recorded.

i.	Advertising expenses:

Advertising expenses are charged to the statement of operations as incurred. Advertising expenses for the years ended December 31, 2001, 2002 and 2003 were NIS 3,240 thousand, NIS 1,264 thousand and NIS 1,600 thousand, respectively.

j.	Deferred income taxes:

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, to reduce deferred tax assets to their estimated realizable value.

k.	Basic and diluted net loss per share:

Basic and diluted net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year, in accordance with Statement of Financial Standard No. 128, “Earnings Per Share”.

All outstanding stock options have been excluded from calculation of the diluted net loss per share because all such securities are anti-dilutive for all periods presented. The total number of shares related to options excluded from calculation of diluted net loss per share was 1,642, 1,398 and 1,874 for the years ended December 31, 2001, 2002 and 2003, respectively.

l.	Accounting for stock-based compensation:

The Company has accounted for its options to employees under the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”. The fair value of the options at the date of grant is charged to expenses over the vesting period.

POINTER (EDEN TELECOM GROUP) LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivables.

Trade receivables include amounts billed to clients located in Israel. Management periodically evaluates the collectibility of these trade receivables to reflect the amounts estimated to be uncollectible. The allowance is determined in respect of specific debts whose collection, in management’s opinion, is doubtful.

The Company has no off-balance-sheet concentration of credit risk such as foreign exchange contracts or option contracts.

n.	Severance pay:

The Company’s liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment as of balance sheet date. Employees are entitled to one month’s salary for each year of employment, or a portion thereof. The Company’s liability is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company’s balance sheet.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance expenses for the years ended December 31, 2001, 2002 and 2003 were NIS 710 thousand, NIS 396 thousand and NIS 432 thousand, respectively.

o.	Fair value of financial instruments:

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

The carrying amount reported in the balance sheet for trade receivables and other accounts receivable, short-term bank credit trade payables and other accounts payable approximate their fair values due to the short-term nature of these assets and obligations.

The carrying amount of the Company’s long-term borrowing approximates its fair value. The fair value was estimated using discounted cash flow analyses, based on the Company’s incremental borrowing rates for similar type of borrowing arrangements.

The carrying amount of the Company’s long-term trade receivable approximates its fair value. The fair value was estimated by discounting the future cash flows using current interest rates for amounts of similar terms.

POINTER (EDEN TELECOM GROUP) LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Goodwill:

Goodwill is recorded when the consideration paid for an acquisition exceeds the fair value of identifiable net tangible and intangible assets acquired. Goodwill was amortized over 10 years. During 2001, goodwill was reviewed for recoverability in accordance with FAS No. 121. The carrying amount was compared to the undiscounted cash flows of the business acquired.

Primarily due to the continuing losses of the operating activities of the business acquired the entire goodwill balance, in the amount of NIS 5,495 thousand, was written-off during 2001.

q.	Impact of recently issued accounting standards:

In May 2003, Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 00-21, ‘Revenue Arrangements with Multiple Deliverables. EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 are applicable to revenue arrangements entered into by the Company in fiscal periods beginning after January 1, 2004. The company expects that the adoption of EITF Issue No. 00-21 will not have a material impact upon the Company’s financial position, cash flows or results of operations.

NOTE 3:- OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2002	2003
	NIS in thousands

Interest receivable from bank	148	300
Prepaid expenses	426	407
Advance payment to suppliers	577	286
Others	230	139

	1,381	1,132

POINTER (EDEN TELECOM GROUP) LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:- PROPERTY AND EQUIPMENT

	December 31,
	2002	2003
	NIS in thousands

a. Cost:
Sites	9,580	9,256
Office furniture and equipment	492	520
Computers and software	5,758	6,043
Leasehold improvements	889	963

	16,719	16,782

Accumulated depreciation:
Sites	5,855	6,121
Office furniture and equipment	141	175
Computers and software	4,073	4,900
Leasehold improvements	427	581

	10,496	11,777

Depreciated cost	6,223	5,005

Depreciation expenses for the years ended December 31, 2001, 2002 and 2003 were NIS 3,127 thousand, NIS 3,552 thousand and NIS 1,475 thousand, respectively. As for impairment, see Note 2f.

b.	Change in the estimate of depreciation rates of sites:

In January 2003, the Company changed the estimate of the depreciation period for the Pointer network sites from 5 years to 10 years. The estimate was changed in accordance with a reevaluation of the useful lives of the aforesaid sites, which was based on management opinion. The total effect of the change in estimate resulted in a decrease of approximately NIS 1.3 million in cost of revenues and net loss and a decrease in basic and diluted net loss per share of NIS 58.6 for the year ended December 31, 2003.

As for charges, see Note 10a.

NOTE 5:- LONG-TERM ACCOUNTS RECEIVABLE

	December 31
	2002	2003

Trade receivables	473	350
Lease deposits	295	292
Advance payment to related party (see Note 10e.2.)	-	700
Other	139	99

	907	1,441

POINTER (EDEN TELECOM GROUP) LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:- SHORT-TERM BANK CREDIT AND CURRENT MATURITIES OF LONG-TERM LOANS

Classifiedby currency, linkage terms and interest rates, the bank credit and loans are as follows:

	December 31,
	Interest rate		Amount
	2002	2003	2002	2003
	%		NIS in thousands

Short-term bank credit:
In, or linked to, U.S. dollars	3.85	-	1,952	-
In NIS - unlinked	11.9	8.65	18,561	24,609
In NIS - linked to the Israeli CPI	4.7	-	4,271	-

			24,784	24,609
Current maturities of long-term loans			4,219	3,113

			29,003	27,722

The total unused credit lines, out of the authorized credit lines as of December 31, 2003, amount to approximately NIS 1,646 thousand.

NOTE 7:- OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2002	2003
	NIS in thousands

Employees and payroll accruals	1,618	1,606
Government authorities	243	329
Provision for warranty	270	370
Accrued expenses	1,011	818
Customer advances	391	259

	3,533	3,382

POINTER (EDEN TELECOM GROUP) LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8:- LONG-TERM LOANS FROM BANKS

	Currency and linkage terms	Interest rate		December 31,
		2002	2003	2002	2003
		%		NIS in thousands
		LIBOR	LIBOR

Bank (1),(2)	U.S. dollar	+1.75%	+2.25%	5,807	5,036
Bank (1),(3)	NIS-Unlinked	6.65%	6.5%	3,359	3,987

				9,166	9,023
Less - current maturities				(4,219)	(3,113)

				4,947	5,910

(1)	An amount of approximately NIS 7 million is guaranteed by certain shareholders.

As of December 31, 2003, the aggregate annual maturities of the long-term loans from banks are as follows:

NIS in thousands

2004 (current maturities)	3,113
2005	2,552
2006	1,892
2007	1,466

9,023

(2)	The loan is repaid by 24 monthly installments, commencing in March 2003.

(3)	The loan is repaid by 30 monthly installments, commencing in January 2003.

NOTE 9:- LONG-TERM LOANS FROM SHAREHOLDERS

a.	As of December 31, 2002 and 2003, loans in the amount of approximately NIS 9 million and NIS 8.7 million, respectively are linked to Israel’s CPI, and loans in an amount of approximately NIS 13.7 million and 15 million, respectively are unlinked and bear interest at Prime less 0.3%. Maturity dates have not yet been determined for the loans.

b.	In 2002, effective as of December 31, 2002, shareholders’ loans that were linked to Israel’s CPI in the amount of approximately NIS 18 million were converted, pro-rata to the percentage of ownership and control, into perpetual capital notes. The conversion was made proportionally to the percentage of the shareholders holdings in the Company (see also Note 11c).

POINTER (EDEN TELECOM GROUP) LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:- COMMITMENTS AND CONTINGENT LIABILITIES

a.	Charges:

The Company recorded a first priority charge on all of its assets in favor of banks.

b.	Commitments:

1. a)	During 1998, the Company entered into an agreement with Nexus Telocation Ltd. (“Nexus”), a related party, for the supply of the services and equipment required to set up reception bases to be positioned throughout Israel (“the Nexus agreement”). The agreement is for a period of 10 years with an option to extend it by an additional 10 years.

According to the aforesaid agreement, it was determined that 36.4% of the price for the site (the cost for each site is about $ 63 thousand) will be paid to Nexus by the Company beginning from the first year in which the Company has pre-tax income (“the income”), whereas each year that the Company has income, it will pay Nexus 15.2% of the aforesaid income until it completes the full payment of the consideration in respect of the sites. Until December 31, 2003, no payment has been made, due to the Company’s losses.

As of the date of the financial statements, the balance of the contingent commitment for the sites, as noted above, amounts to approximately NIS 3.4 million (the original contingent liability amounted to approximately NIS 3.6 million, and was reduced in 2002, after the Company transferred unused sites, at cost, to Nexus).

b)	In addition, according to the aforesaid agreement, the Company will pay annual royalties to Nexus, which will be computed as 2% of the Company’s revenues in each year, but up to 5% of the annual income before taxes. The Company will pay royalties up to a total aggregate amount of U.S.$ 1.2 million. Until December 31, 2003, no royalties were paid due to the Company’s losses.

2.	During 2001, the Company entered into a risk-hedging agreement (“the agreement”) with a customer who is the owner of a motor vehicle fleet (“the customer”), according to which, in exchange for the payment for the Company’s products and the payment of monthly subscriber fees, the Company will bear the costs in respect to the theft of motor vehicles exceeding a rate of theft as determined in the agreement (“the agreement costs”).

During 2003, the customer claimed that the Company did not meet its commitments in respect of the agreement costs. The Company’s management claimed that there was no basis to the customer’s claims. In light of this dispute, the parties referred the matter to arbitration.

As for the settlement of the dispute, see Note 15b.

POINTER (EDEN TELECOM GROUP) LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c.	Lease commitments:

The Company leases offices, sites and motor vehicles for periods through 2009. Minimum annual rental payments under non-cancelable operating leases are as follows:

NIS in thousands

2004	2,235
2005	998
2006	60
2007	60
2008	36
2009	16

3,425

Rent expenses for the years ended December 31, 2001, 2002 and 2003, were NIS 2,338 thousand, NIS 2,410 thousand and NIS 3,204 thousand, respectively.

d.	Litigation:

1.	During the years 2002 and 2003, several claims were filed against the Company by customers. The claims are in an amount aggregating to approximately NIS 400 thousand. The substance of the claims is the malfunction of the Company’s products, which occurred during the ordinary course of business. The Company’s management is of the opinion, that no material costs will arise to the Company in respect to these claims and, therefore, no provision was recorded in the financial statements in respect of the claims.

2.	During May 2002, the Company filed a claim against one of its customers in the amount of approximately NIS 300 thousand in respect of the breach of an agreement reached between the parties. The defendant filed a counterclaim in the amount of approximately NIS 400 thousand, claiming that the Company breached the aforesaid agreement. The Company’s management is of the opinion that no material costs will arise to the Company in respect to these claims and, therefore, no provision was recorded in the financial statements in respect of the counterclaim.

e.	Collateral:

1.	To secure the Company’s obligations for providing services to the Electric Corporation, during 2002 the Company provided a bank guarantee in the amount of about NIS 127 thousand, in force until July 18, 2007.

POINTER (EDEN TELECOM GROUP) LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

2.	During the reported period, the Company paid an advance payment linked to the U.S. dollar in the amount of about NIS 700 thousand to a related party (Nexus), which cannot be reduced or cancelled unless certain conditions are met. This advance payment was paid instead of the guarantee (in the same amount) that the Company provided in order to secure its liabilities to Nexus. The advance payment is presented among the long-term accounts receivable.

NOTE 11:- SHAREHOLDERS’ DEFICIENCY

a.	Ordinary shares:

Ordinary shares confer upon their holders voting rights, the right to receive cash dividends if declared and the right to share in excess assets upon liquidation of the Company.

b.	Stock Options:

1.	Under the Company’s 2000, 2001 and 2003 Stock Option Plans (the “Plans”), options may be granted to senior employees of the Company. Pursuant to the plans the Company reserved for issuance 670 and 1,714 options, respectively. As of December 31, 2003, an aggregate of 510 options of the Company are still available for future grant.

The 2000, 2001 and 2003 option plans will expire on December 31, 2010, 2011 and 2013, respectively. The exercise price of the options granted under the plans may not be less than the nominal value of the shares into which such options are exercisable. The options vest primarily over three years. Any options, that are cancelled or forfeited before expiration, become available for future grant. The options contain a cashless exercise feature.

2.	A summary of the status of the Company’s stock option plans as of December 31, 2001, 2002 and 2003, and changes during the years then ended, are as follows:

	Year ended December 31,
	2001	2002	2003
	Amount of options

Options outstanding at the beginning of the year	670	1,642	1,398
Granted	1,482	-	476
Forfeited	(510)	(244)	-

Outstanding at the end of the year	1,642	1,398	1,874

Options exercisable at the end of the
year	601	966	1,557

The exercise price of all options granted is $ 250 per option.

POINTER (EDEN TELECOM GROUP) LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:- SHAREHOLDERS’ DEFICIENCY (Cont.)

	Exercise price less than fair value of the stock			Exercise price higher than fair value of the stock
	Year ended December 31,			Year ended December 31,
	2001		2003	2001	2003
	NIS

Weighted average fair value of option
on grant date	*)	-	1,756	-	*)	-

*) Less than NIS 1.

Those options vest primarily over 3 years. The fair value for these options was estimated using Black-Scholes option-pricing model with the following weighted-average assumptions for 2000, 2001 and 2003: risk-free interest rates of 4.5%, 4.5% and 1.5% respectively, dividend yields of 0% for each year, volatility factors of the expected market price of the Company’s Ordinary shares of 0.5 for each year, and a weighted-average contractual life of the options of approximately 3 years. No compensation expenses were recognized during the years ended December 31, 2001, 2002 and 2003.

c.	In 2002, effective as of December 31, 2002, shareholders’ loans in the amount of approximately of NIS 18 million were converted into perpetual capital notes, pro-rata to the percentage of ownership and control, which are unlinked and bear no interest, redeemable upon the Company’s liquidation, subject to and subsequent to the payment of all the Company’s liabilities to all its creditors.

NOTE 12:- INCOME TAXES

a.	Measurement of taxable income under the Income Tax Law (Inflationary Adjustments), 1985:

Results for tax purposes are measured in terms of earnings in New Israeli Shekels (“NIS”) after certain adjustments for increases in the Israeli CPI.

The difference between the annual change in the Israeli CPI and in the NIS (functional currency) causes a difference between taxable income and the income before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the difference between the functional currency and the tax bases of assets and liabilities.

b.	On January 1, 2003, a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of “controlled foreign corporation” was introduced according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains.

POINTER (EDEN TELECOM GROUP) LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:- INCOME TAXES (Cont.)

c.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company deferred taxes assets are as follows:

	December 31,
	2002	2003
	NIS in thousands

Reserves and allowances	516	591
Carryforward tax losses	32,400	34,200

Net deferred tax assets before valuation allowance	32,916	34,791
Valuation allowance *)	(32,916)	(34,791)

Net deferred tax assets	-	-

*)	The Company has provided valuation allowances in respect of deferred tax assets resulting from tax loss carryforwards and other temporary differences. Since the Company has a history of losses, it is more likely than not that the deferred tax assets relating to the tax loss carryforwards and other temporary differences will not be realized in the foreseeable future.

d.	Carryforward tax losses and deductions:

Carryforward tax losses of the Company totaled approximately NIS 95 million as of December 31, 2003. The carryforward tax losses have no expiration date.

e.	Final tax assessments:

The Company has not received final tax assessments since its incorporation.

POINTER (EDEN TELECOM GROUP) LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:- BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a.	Balances with related parties:

	December 31,
	2002	2003
	NIS in thousands

Advance payment to related party (see Note 5, 10e.2.)	-	700

Related party - current accounts (unlinked and bears no
interest)	109	81

Related party - current accounts *)	(2,064)	(2,510)

Long-term loans from shareholders (see Note 9)	(22,675)	(23,748)

Conversion of loans and capital notes (see Note 11c)	17,989	-

See also Notes 8, 10b and 10e.

b.	Income and expenses:

	Year ended December 31,
	2001	2002	2003
	NIS in thousands

Purchase of products	8,828	7,865	11,214

Credit due to return of sites	-	(418)	-

Financial expenses	1,373	2,739	1,073

*)	Current account (which is unlinked and bears no interest) due to supply of systems by Nexus at fair market value.

POINTER (EDEN TELECOM GROUP) LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:- SELECTED STATEMENTS OF OPERATIONS DATA

	Year ended December 31,
	2001	2002	2003
	NIS in thousands

a. Revenues:
Sale of systems	16,768	16,494	20,203
Revenues from location services	15,611	21,376	22,416
Other	-	793	1,639

	32,379	38,663	44,258

b. Financial expenses, net:
Bank charges and interest	2,950	3,185	3,442
Foreign currency translation adjustments	221	527	-
Interest on loans from shareholders	1,375	2,739	1,073
Other	112	242	362

	4,658	6,693	4,877
Income:
Foreign currency translation adjustments	-	-	(439)

	4,658	6,693	4,438

NOTE 15:- SUBSEQUENT EVENTS (UNAUDITED)

a.	On June 29, 2004, Nexus and the shareholders of the Company announced the closing of a definitive agreement, pursuant to which Nexus purchased 100% of the issued share capital of the Company in exchange for shares and warrants of Nexus in an amount equal to approximately 26% of the issued share capital of Nexus on a fully diluted basis, post transaction. The warrants are exercisable at an exercise price of $ 0.044 per share and are exercisable during the period, which is the earlier of (i) April 6, 2006; or (ii) a merger or consolidation of Nexus into any other corporation or corporations where Nexus is not the surviving entity, or the sale of substantially all of the assets of Nexus, in which the shareholders of Nexus hold less than thirty-three percent (33%) of the outstanding voting power of the successor or surviving corporation immediately following such consolidation, merger, sale of assets or reorganization.

In addition, the Company’s shareholders that provided loans to the Company will assign the loans to Nexus for consideration of shares of Nexus and the Company’s shareholders that provided the Company with guarantees will receive from Nexus indemnification, pursuant to which Nexus shall undertake to indemnify such shareholders in the event the banks shall exercise the guarantees provided by them, for consideration of Nexus shares to be paid by such Seller to Nexus (the “Guarantee Shares”). In order to secure such indemnification undertaking, Nexus will issue to such shareholders’ options to purchase; for no consideration, the equivalent number of Guarantee Shares, in the event Nexus does not meet its indemnification obligations.

The closing of the transaction was signed on June 29, 2004.

POINTER (EDEN TELECOM GROUP) LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:- SUBSEQUENT EVENTS (UNAUDITED) (Cont.)

b.	Regarding the dispute described in Note 10b(2), subsequent to balance sheet date, a settlement agreement was entered into between the Company and a customer, pursuant to which, the customer shall transfer to the Company the amounts he offset for non compliance with the terms of the agreement, whereas the Company committed to bear the costs in the same amount coupled with upgrading and installation of systems.

c.	Several additional lawsuits were filed against the Company in 2004, in a total amount of NIS 1.2 million in respect of malfunctions that occurred in the ordinary course of business. At present, it is impossible to estimate the prospects of these lawsuits to prevail. The Company’s management estimates that no material costs will derive to the Company from said lawsuits.

d.	On January 20, 2004, a lawsuit in the amount of NIS 750 thousand was filed against the Company and two additional defendants, alleging that a truck, in which a tracking system was installed, was stolen and was not tracked. The court dismissed this lawsuit. On September 9, 2004, Pointer received a third party notice from one of the additional defendants, seeking an indemnification or compensation from Pointer if the court determines that it must pay compensation to the plaintiff in respect of the truck’s theft.

The Company must respond to the third party notice by October 9, 2004.